Curis, Inc.

4 Maguire Road

Lexington, MA 02421

May 15, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Curis, Inc.
Registration Statement on Form S-3
File No. 333-224627
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Curis, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-224627) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern time on May 17, 2018, or as soon thereafter as practicable.

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Very truly yours, Curis, Inc.

By:	/s/ Ali Fattaey
Name: Title:	Ali Fattaey, Ph.D. President and Chief Executive Officer